EXHIBIT (a)(1)(x)

Press Release dated September 16, 2002.

     Louisville, Kentucky September 16, 2002. ORIG, LLC announced today that the issuer tender offer for up to 2,000 Limited Partnership Interests in NTS-Properties IV, which commenced on May 10, 2002, as amended on June 7, 2002, July 8, 2002, July 31, 2002 and August 23, 2002, expired on September 9, 2002.

     The final results of the Offer are as follows: As of September 9, 2002, a total of 1,175 Interests were tendered pursuant to the Offer. The Offeror exercised their right under the terms of the Offer to purchase 2,000 Interests, and all 1,175 Interests were accepted by the Offeror, without proration. ORIG, LLC purchased 1,175 Interests at a price of $230.00 per Interest.